SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-7010

Attention:	Ms. Cecília Blye Chief, Office of Global Security Risk

Re:	Comment Letter dated March 23, 2010 Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A.) Form 20-F for Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File No. 1-15018

Dear Ms. Blye:

By letter dated March 23, 2010 (the “Comment Letter”), the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) issued a comment to the annual report on Form 20-F filed with the Commission on June 30, 2009, as amended by the Form 20-F/A, filed with the Commission on October 28,2009 (the “2008 Form 20-F”) by Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A).

On behalf of our client, Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A; together with its subsidiaries, the “Company”), we are responding below to the comment contained in the Comment Letter. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced below in bold the Staff’s comment and have provided the response immediately below the comment.

Form 20-F for Fiscal year Ended December 31, 2008

General

1.	We note from disclosure on pages 30 and 33 of your Form 20-F that the regions in which you operate include the Middle East, Africa and Latin America. Iran and Syria located in the Middle East, Sudan, located in Africa and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form-20F does not include disclosure regarding contacts with Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this respect, we note from your August 6, 2007 strategic business agreement with Oji Paper Co. filed as Exhibit 10.4 to your 2009 Form F-4 that Oji granted you the right to sell certain products in certain countries in a “non-exclusive territory” which includes Cuba. Also, we note a December 2008 news article stating that Nitro Química, a member of the Votorantim Group, exports nitrocellulose to several Middle Eastern countries including Syria.

RESPONSE

A. The Company states that, with respect to the disclosure on pages 30 and 33 of the 2008 Annual Report:

1.	Paper. The Company has not sold any paper to Iran, Syria, Sudan or Cuba.

2.	Pulp. The Company has not sold pulp to Sudan or Cuba, but did sell pulp to Iran in 2008 and 2009 and to Syria in 2009 as follows:

a)	Iran: In 2008 the Company sold 1,675 tons of pulp to an Iranian paper mill for an aggregate price of
US$1,114,488.20. In 2009 the Company sold 1,987 tons of pulp to two paper mills in Iran, for an aggregate price of US$798,200.53. The sales to Iran were performed through trading companies in Europe which are not affiliated with the Company.

b)	Syria: In 2009 the Company sold 4,051 tons of pulp to paper mills in Syria for an aggregate price of
US$1,582,119.36. The sales to Syria were performed through trading companies in Europe which are not affiliated with the Company.

The Company believes that the sales to Iran and Syria are not material to the Company and will not have a material negative impact on investors’ impression of the Company or its securities. The Company confirms that the Company, any of its subsidiaries or, to the best of its knowledge, any of its resellers or distributors has not made any other sales to Iran, Syria, Sudan or Cuba in any direct or indirect transaction. The Company further confirms that it has not had, and does not intend to have, contacts with the governments of Iran, Syria, Sudan or Cuba, or, to the best of its knowledge, with any governmental entities thereof.

B. With respect to the Company’s Strategic Business Agreement with Oji Paper, the Company confirms that it has not sold any products to Cuba, a country included in the definition of “Non-Exclusive Territory”.

C. With respect to Nitro Química, the Company respectfully advises the Commission that it does not believe it is appropriate for the Company, and that it does not have the knowledge, to answer the Staff’s inquiry regarding Nitro Química. The Company respectfully advises the Commission that Nitro Química is not a subsidiary of the Company and that Votorantim Industrial, the Votorantim Group’s shareholder of the Company, only owns 29.3394 % of the voting capital stock of the Company.

*     *    *

We have attached hereto the Company’s representation letter as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please fee free to call me at +55 11 3708-1830.

Very truly yours,

/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Encl.

cc:	Ms. Jennifer Hardy (Special Counsel, Office of Global Security Risk)

Mr. John Reynolds (Assistant Director, Division of Corporation Finance)

Mr. Evandro Cesar Camillo Coura (Fibria)

Ms. Eurídice Mason (Fibria)

Mr. Robert Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP)

April 8, 2010.

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-7010

Att:	Ms. Cecília Blye, Chief Office of Global Security Risk

Re:	Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A.) Form 20-F for the Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File no. 1-15018

Dear Ms. Blye,

By letter dated March 23, 2010 (the “Comment Letter”), the Staff (the “Staff”) of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) provided a comment to the annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on June 30, 2009 (the “2008 Form 20-F”) by Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A.) (“Fibria”). In connection with our response to the Comment Letter, we confirm that:

•	Fibria is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and

•	Fibria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Fibria Celulose S.A.

By:	/s/ Evandro Cesar Camillo Coura
Evandro Cesar Camillo Coura
Director of Control and Risk Management